UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

GH Research PLC announces acceptance to the Promising Targets Oral Session at the 64th American College of Neuropsychopharmacology (ACNP) annual meeting (the “Congress”) where it will present results related to its GH001-TRD-201 clinical trial. The Congress is scheduled to take place from January 12-15, 2026, in Nassau, Bahamas.

A copy of the abstract for the presentation to be presented by Prof Michael E. Thase during the Congress is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

99.1	Abstract for presentation to be presented by Prof Michael E. Thase with Title: GH001 Improves Illness Severity, Anxiety Symptoms, and Quality of Life in Patients with Treatment-Resistant Depression

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: November 24, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance